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                       SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C.  20549




                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For March 25, 2004


                     Distribution and Service D&S, Inc.
                ----------------------------------------------
                (Translation of registrant's name into English)


                 Avenida Presidente Eduardo Frei Montalva 8301
                                   Quilicura
                                    Santiago
                                     Chile
                    (Address of principal executive offices)


                          Form 20-F  X     Form 40-F
                                    ---              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes       No    X
                                     ---        ---
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                DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                               REPORT ON FORM 6-K

                               TABLE OF CONTENTS

     (1) A filing by the Company with the Chilean Superintendencia de Valores y Seguros (the "SVS") dated March 19, 2004, relating to a potential capital increase of the Company.

     (2) A filing by the Company with the Chilean SVS dated March 24, 2004, relating to an extraordinary meeting of shareholders of the Company.



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                 LETTERHEAD OF DISTRIBUCION Y SERVICIO D&S S.A.


              Registration Number at the Securities Registry 0593



                           AS PART OF MATERIAL EVENT





                                                       Santiago, March 19, 2004





Mr.Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Libertador Bernardo O'Higgins Avenue Number 1449
Santiago



Dear Sir:

In reference to Reserved Memo Letter Number 71, dated March 18, 2004, where the Superintendent of Securities requests that Distribucion y Servicio D&S S.A. ("D&S") disclose to the public the information that has been provided as reserved, in addition to the material event dated March 16, 2004, in reference to the fact that such corporation is making an attempt to offer part of the shares that correspond to the capital increase approved by the eleventh general extraordinary shareholders meeting of D&S that took place on May 23, 2002, in an ADR program. A copy of the same has also been sent to the Stock exchange.

In reference to such and in compliance with the foregoing, I hereby proceed to add to the previously mentioned MATERIAL EVENT as follows;

D&S agreed to contract two foreign companies as financial and legal advisors, in order for them to provide advice about the placing of shares in the stock exchange market of the United States of America, specifically on the New York Stock Exchange, by means of American Certificates of Share Deposits also known as ADRs (American Depositary Receipts), as such term is defined by the official notice number 1375 of such Superintendency.

According to the request and in compliance with that which is established in section II.b) of Official Notice number 1.375 of such Superintendency, and also in reference to the material event of D&S dated March 16, 2004, in addition to this letter, the following information is provided:


1. The minimum estimated number of shares that will be part of the mentioned ADR program is 24,675,000 shares, which correspond in proportion to the 250 million shares of the capital increase that will be offered as preemptive rights to ADR holders.




                                                                               1


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                 LETTERHEAD OF DISTRIBUCION Y SERVICIO D&S S.A.


2. To this date, the number of shares of the Corporation that are registered in the Registry of Securities of the Superintendency of Securities and Insurance amounts to 1,380 million shares.

3. To this date, the number of subscribed shares of the Corporation amounts to 1,380 million shares.

4. To this date, the number of subscribed and paid shares of the Corporation amounts to 1,380 million shares.

5. The minimum price for placing will be that which is the equivalent to multiplying the number of underlying shares in each ADR by the average weighted price per share of transactions of the Corporation's shares in the Chilean Stock Exchange, that could have taken place during the five business days prior to the date of initiation of the corresponding preemptive rights period. The exchange rate of observed dollars in force on the date of such calculation will be applied for such purpose.

6. The ADRs that shall include the underlying shares to the preemptive rights that are eventually waived by their respective shareholders will be part of a public offer.


Cordially yours,




                             Cristobal Lira Ibanez
                            Chief Executive Officer
                        Distribucion y Servicio D&S S.A



c.c.    Santiago Stock Exchange
        Chile Electronic Stock  Exchange
        Valparaiso Stock Exchange


                                                                               2




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                 LETTERHEAD OF DISTRIBUCION Y SERVICIO D&S S.A.

                         Securities Registry Number 593

Santiago, March 24, 2004


Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O'Higgins 1449
Santiago
--------

Dear Sir:

Pursuant to General Regulation No. 30, Paragraph II, number 2.3, letter H, of that Superintendency, and to the provisions of the first paragraph of Article 63 of the Law 18.046 applying to publicly traded companies, I hereby inform that by agreement of the Board of Distribucion y Servicio D&S S.A., publicly traded company, registered in the Securities Registry under Number 593, also referred to as "the Company", a notice of meeting is issued for the general extraordinary shareholders' meeting to take place on April 12, 2004 at 10:00 am, at the Company's office located at Presidente Eduardo Frei Montalva Avenue No. 8.301, in the municipality of Quilicura.

The above mentioned shareholders' meeting has been summoned in order to make a pronouncement on the following matters:

a) To cancel the capital increase agreed upon during the extraordinary meeting of the company's shareholders that took place on May 23, 2002.

b) To approve a capital increase for a maximum of up to 176,250,000,000 Chilean pesos, through the issuance of 250 million payment shares of the same; and

c) To decide about the modalities, characteristics, circumstances, prices and markets for placement, which may include, in addition to the Chilean markets, the New York Stock Exchange by means of American Depositary Receipts of Shares or ADRs and the Madrid Stock Exchange, which in its specific market for Latin America is called Latibex.

Best regards,


Juan Cristobal Lira Ibanez
Chief Executive Officer

c.c.    Santiago Stock Exchange
        Chile Electronic Stock  Exchange
        Valparaiso Stock Exchange

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DISTRIBUCION Y SERVICIO D&S S.A.







                                   SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.




                              DISTRIBUCION Y SERVICIO D&S S.A.




                              By: /s/ Miguel Nunez
                                  ----------------------
                                  Chief Financial Officer




Dated:  March 25, 2004